FRAME ME, INC.
FINANCIAL STATEMENT FOR THE PERIOD ENDED
OCTOBER 15, 2024

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report

To Management
Frame Me, Inc.
The State of Delaware.

We have reviewed the accompanying financial statements of Frame Me, Inc. (the "Company"), which comprise the balance sheet as of October 15, 2024, and the related statements of income, statement of equity and statement of cash flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Big Apple Accounting and Advisory LLC

October 20, 2024

FRAME ME INC
BALANCE SHEET
AS ON OCTOBER 15, 2024

ASSETS	Notes	2024 AMOUNT	
FIXED ASSETS			
PROPERTY AND EQUIPMENT AT COST NET			
CURRENT ASSETS			
CASH & CASH EQUIVALENTS		$	**3,576**
CASH IN HAND		$	-
BANK BALANCE		$	3,576
ACCOUNTS RECEIVABLE		$	**10,000**
TOTAL CURRENT ASSETS		$	**13,576**
TOTAL ASSETS:		$	**13,576**
LIABILITIES & EQUITY		AMOUNT	
CURRENT LIABILITIES			
ACCOUNTS PAYABLE			
SBA LOAN PPP			
TOTAL LIABILITIES		$	-
MEMBER'S EQUITY			13,576
TOTAL LIABILITIES & EQUITY:		$	**13,576**

FRAME ME INC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE PERIOD JANUARY 29 - OCTOBER 15, 2024

			2024
Revenue:	**Notes**		**Amount**
Revenue		$	28,286
Less: Direct Cost			
Hosting Fees			341
Apps & Software - Operating Expense			2,375
Sub Contractor Payments			8,642
Total Direct Cost		$	**11,358**
Gross Profit		$	16,927
Other Income :			
Other Income			23
Less: General & Administrative Expenses			6,431
Depreciation			
Net Profit			**10,519**
Member's Equity at the beginning of the year			342
Capital Contribution			2,715
Personal Expenses & Drawings			
Member's Equity at the end of the year		$	**13,576**

See independent accountant's review report and accompanying notes to financial statements.

FRAME ME INC		
STATEMENT OF CASH FLOWS		
FOR THE PERIOD JANUARY 29 - OCTOBER 15, 2024		

		2024
Cash flows from operating activities:		AMOUNT
Net Income:	$	10,519
Adjustment to net Income to net cash provided by operating activities:		
Depreciation and amortization of Assets		-
(Increase)/Decrease in Current Assets:		
Addition in assets		
Contract Receivables		
Inventory		
Accounts Receivables		10,000
Short Term Loan Receivable		
Increase/(Decrease) in Current Liabilities:		
Accounts Payable		
Loan Payable		
Net cash provided by (used in) operating activities	$	**519**
Cash flows from Investing activities:		
Fixed Assets Purchase During the Year		
Net cash used in Investment activities	$	**-**
Cash Flows From Financing Activities:		
Member Capital Contribution	$	2,715
Payment to Member Loan		-
Net Cash (used in) Financing Activities	$	**2,715**
Net Increase/(Decrease) in cash and cash equivalents		3,234
Cash and cash equivalents at beginning of the year		342
Cash and cash equivalents at closing of the year	$	**3,576**
MEOW #2252		3372
NOVO #0854		7
Chase #3187		198
Bank Balances	$	**3,576**
Cash in Hand	$	**-**

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of the Frame Me Inc (the "Company"). The financial statement only includes information from inception (January 29, 2024) through October 15, 2024.

Frame Me, Inc. was incorporated in the State of Delaware on January 29, 2024.

The Purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

Frame Me, originally created in 2024 and is now headquartered in the state of Delaware is 651 N Broad St, Suite 201, in the city of Middletown, 19709 and the county of New Castle.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Accounting
The financial statements include the accounts of Frame Me, Inc. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 15, 2024, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2024. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

    Revenue Recognition
    The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $28,286 in revenue from inception of January 29, 2024 through October 15, 2024.

    Warranty Reserve
    The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Foreign Currency
    The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

    Equity Based Compensation
    The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment are valued at Written Down Value.

4. **Subsequent Events**

The Company has evaluated subsequent events, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

5. **General and Administration Expenses**

Bank Charges & Fee	$	202
Dues & Subscription	$	395
Insurance	$	263
Advertisement and Marketing	$	1,802
Legal & Professional	$	589
Telephone & Internet	$	123
Other Business Expenses	$	1,117
Conference & Festival	$	100
Licences and Registration	$	1,750
Postage and Delivery	$	22
Brokerage & Commission	$	69
Total General & Administration expenses	**$**	**6,431**